SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

BIRNER DENTAL MANAGEMENT SERVICES, INC.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
091283200
(CUSIP Number)
Bradley C. Palmer Palm Management (US) LLC 19 West Elm Street Greenwich, CT 06830 (203) 302-7000

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 091283200	13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Palm Management (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 300,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 300,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 300,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%**
14	TYPE OF REPORTING PERSON OO

* Includes 299,400 and 600 shares of Common Stock issuable upon the conversion of Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock, respectively, which are both convertible into Series B Convertible Preferred Stock at any time at the option of the holder, which Series B Convertible Preferred Stock is then convertible into Common Stock at any time at the option of the holder.

**Assumes the conversion of (i) the Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock into Series B Convertible Preferred Stock and (ii) the Series B Convertible Preferred Stock into Common Stock.

CUSIP No. 091283200	13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Palm Global Small Cap Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 300,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 300,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 300,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%**
14	TYPE OF REPORTING PERSON PN

* Includes 299,400 and 600 shares of Common Stock issuable upon the conversion of Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock, respectively, which are both convertible into Series B Convertible Preferred Stock at any time at the option of the holder, which Series B Convertible Preferred Stock is then convertible into Common Stock at any time at the option of the holder.

**Assumes the conversion of (i) the Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock into Series B Convertible Preferred Stock and (ii) the Series B Convertible Preferred Stock into Common Stock.

CUSIP No. 091283200	13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Palm Active Dental, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 700,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 700,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 700,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%**
14	TYPE OF REPORTING PERSON PN

* Includes 698,600 and 1,400 shares of Common Stock issuable upon the conversion of Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock, respectively, which are both convertible into Series B Convertible Preferred Stock at any time at the option of the holder, which Series B Convertible Preferred Stock is then convertible into Common Stock at any time at the option of the holder.

**Assumes the conversion of (i) the Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock into Series B Convertible Preferred Stock and (ii) the Series B Convertible Preferred Stock into Common Stock.

CUSIP No. 091283200	13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Bradley C. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,000,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%**
14	TYPE OF REPORTING PERSON IN

* Includes 998,000 and 2,000 shares of Common Stock issuable upon the conversion of Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock, respectively, which are both convertible into Series B Convertible Preferred Stock at any time at the option of the holder, which Series B Convertible Preferred Stock is then convertible into Common Stock at any time at the option of the holder.

**Assumes the conversion of (i) the Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock into Series B Convertible Preferred Stock and (ii) the Series B Convertible Preferred Stock into Common Stock.

CUSIP No. 091283200	13D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Bradley M. Tirpak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 091283200	13D	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Joshua Horowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 300,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 300,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 300,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%**
14	TYPE OF REPORTING PERSON IN

* Includes 299,400 and 600 shares of Common Stock issuable upon the conversion of Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock, respectively, which are both convertible into Series B Convertible Preferred Stock at any time at the option of the holder, which Series B Convertible Preferred Stock is then convertible into Common Stock at any time at the option of the holder.

**Assumes the conversion of (i) the Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock into Series B Convertible Preferred Stock and (ii) the Series B Convertible Preferred Stock into Common Stock.

CUSIP No. 091283200	13D	Page 8 of 12 Pages

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the Common Stock, no par value per share (the “Common Stock”), of Birner Dental Management Services, Inc., a Colorado corporation (the “Company”). The Company reports that its principal executive offices are located at 1777 S. Harrison Street, Suite 1400, Denver, Colorado 80210.

Item 2. Identity and Background.

This Statement is filed by (i) Palm Global Small Cap Master Fund LP, a Cayman Islands exempted limited partnership (“Palm Global”), (ii) Palm Active Dental, LLC, a Delaware limited liability company (“PAD”), (iii) Palm Management (US) LLC, a Delaware limited liability company, (iv) Mr. Bradley C. Palmer, (v) Mr. Bradley M. Tirpak and (vi) Mr. Joshua S. Horowitz.

The foregoing entities and persons are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

The principal business of each of Palm Global and PAD is serving as a private investment fund. The principal business of Palm Management (US) LLC is to provide investment management services, including to Palm Global and PAD. The principal occupation of Mr. Palmer is serving as a principal of Palm Management (US) LLC. The principal occupation of Mr. Tirpak is serving as a portfolio manager at Palm Management (UK) LLP. The principal occupation of Mr. Horowitz is serving as a portfolio manager at Palm Management (US) LLC. Each of Messrs. Palmer, Horowitz and Tirpak is a U.S. citizen.

The business address of each of the Reporting Persons is c/o Palm Management (US) LLC, 19 West Elm Street, Greenwich, Connecticut, 06830.

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As described in Item 5(c) below, on December 28, 2017, Palm Global and PAD purchased Convertible Senior Subordinated Secured Loan Notes from the Company in the aggregate principal amount of $1,497,000 and $3,493,000, respectively (for an aggregate principal amount of $4,990,000), and shares of Series A Convertible Preferred Stock, at a purchase price of $1,000 per share, for $3,000 and $7,000, respectively (for an aggregate purchase price of $10,000). The source of these funds was working capital of Palm Global and PAD, as applicable.

Item 4. Purpose of Transaction.

On December 28, 2017, Palm Global and PAD, as buyers, entered into a securities purchase agreement with the Company to purchase Convertible Senior Subordinated Secured Loan Notes (the “Notes”) in the principal amounts of $1,497,000 and $3,493,000, respectively (for an aggregate principal amount of $4,990,000), and 3 and 7 shares of Series A Convertible Preferred Stock of the Company (the “Series A Preferred Stock), respectively, at a purchase price of $1,000 per share (for an aggregate purchase price of $3,000 and $7,000, respectively), in a privately negotiated transaction.

Each share of Series A Preferred Stock entitles the holder to 100,000 votes per share. The Notes and shares of Series A Preferred Stock are both convertible into shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) at any time at the option of the holder, which Series B Preferred Stock is then convertible into shares of Common Stock at any time at the option of the holder. Each share of Series A Preferred Stock is convertible into such number of shares of Series B Preferred Stock as is determined by dividing the Series A Preference Price ($1,000 per share of Series A Preferred Stock), plus any and all accrued and unpaid dividends, by $5.00. Each share of Series B Preferred Stock is convertible into such number of shares of Common Stock as is determined by dividing the Series B Preference Price ($5.00 per share of Series B Preferred Stock), plus any and all accrued and unpaid dividends, by the conversion price (initially $5.00) then in effect.

CUSIP No. 091283200	13D	Page 9 of 12 Pages

The maturity date for the Notes is September 30, 2023. Shares of Series A Preferred Stock and Series B Preferred Stock may be redeemed at any time at the option of the holder beginning on the sixth anniversary date of the date of issuance of the Notes and the shares of Series A Preferred Stock.

The Note, Articles of Amendment relating to the Series A Convertible Preferred Stock and the Articles of Amendment relating to the Series B Convertible Preferred Stock are listed as Exhibits 99.4, 99.5 and 99.6, respectively, to this Statement and are hereby incorporated herein by reference.

Pursuant to the securities purchase agreement, effective as of the Closing Date, the Company appointed Messrs. Tirpak and Horowitz to its board of directors (the “Board”), replacing two members of the Board who resigned effective as of the Closing Date. The agreement provides that so long as any amount remains due and outstanding under the Notes or any shares of Series A Preferred Stock or Series B Preferred Stock of the Company remain outstanding, the holders of a majority of the total number of outstanding shares of Common Stock, issued or issuable upon conversion of the Notes and Series A Preferred Stock (assuming conversion of (i) the Notes and Series A Preferred Stock into Series B Preferred Stock and (ii) Series B Preferred Stock into Common Stock) held by Palm Global and PAD (and any subsequent investor designated by Palm Global and PAD) (the “Approved Holder Majority”) have the exclusive right, voting separately as a class, to designate to the Board two directors (the “Investor Directors”). Messrs. Tirpak and Horowitz have been appointed as the initial Investor Directors.

Additionally, if the Company fails to meet certain performance targets set forth in the agreement, the Approved Holder Majority has the exclusive right, voting separately as a class, to designate to the Board a third Investor Director, in which case the Board must take all actions necessary to cause and accept the resignation of one additional current director and cause such third Investor Director to be appointed as a director. Further, if the Company (a) fails to meet any of the modified performance targets set forth in the agreement or (b) fails to comply with a financial covenant under its Loan and Security Agreement with Guaranty Bank and Trust Company, the Board is required to immediately form a special committee of the Board with (i) the power to initiate searches for, and to recruit, retain or replace the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of the Company, (ii) the ability to retain an executive search firm, at the Company’s expense, to manage any search for Chief Executive Officer, Chief Financial Officer and Chief Operating Officer initiated by the search committee, and (iii) the ability to engage such advisors, at the Company’s expense, as necessary to assist with the search committee’s efforts. Any search committee created due to the Company’s failure to meet any of the modified performance targets will be chaired by one of the Investor Directors and consist solely of independent directors, while any search committee created due to the Company’s failure to comply with the financial covenants will be composed of a majority of Investor Directors.

The Company also agreed to appoint at least one Investor Director to each committee of the Board and to take all actions necessary to cause any Investor Directors whose terms are expiring to be included in the slate of nominees recommended by the Board to the Company’s shareholders for election as directors at each meeting of the Company’s shareholders called for the purpose of electing directors and to use its best efforts to cause the election of each such Investor Director.

The securities purchase agreement contains various other terms and provisions. The securities purchase agreement listed as Exhibit 99.1 to this Statement is hereby incorporated herein by reference. The foregoing description is not complete and is qualified in its entirety by reference to the full text of the agreement.

In connection with the execution of the securities purchase agreement, Palm Global and PAD entered into a registration rights agreement with the Company providing for the registration of the shares of Common Stock issuable upon conversion of (i) the Notes and Series A Preferred Stock into Series B Preferred Stock and (ii) the Series B Preferred Stock into Common Stock. In addition, Palm Global and PAD entered into a security agreement with the Company pursuant to which the Company granted a security interest to Palm Global and PAD in certain collateral to secure the Company’s obligations under the Notes.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as described in this Statement or as may be proposed by Messrs. Horowitz and/or Tirpak in their capacity as directors of the Company, or by such Board with Messrs. Horowitz’s and Tirpak’s participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 091283200	13D	Page 10 of 12 Pages

The Reporting Persons acquired the securities reported in this Statement for investment purposes. The Reporting Persons and their affiliates may in the future acquire additional securities or shares of Common Stock or dispose of some or all of the securities or shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the securities or Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 1,000,000 shares of Common Stock, including (i) 299,400 and 698,600 shares of Common Stock issuable upon the conversion of Convertible Senior Subordinated Loan Notes held by Palm Global and PAD, respectively, and (ii) 600 and 1,400 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock held by Palm Global and PAD, respectively. The Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock are both convertible into Series B Convertible Preferred Stock at any time at the option of the holder, which Series B Convertible Preferred Stock is then convertible into Common Stock at any time at the option of the holder. Assuming (i) the conversion of the Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock into Series B Convertible Preferred Stock and (ii) the Series B Convertible Preferred Stock into Common Stock, the Reporting Persons beneficially own approximately 34.8% of the Company’s outstanding shares of Common Stock.

Each of Palm Global and PAD directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly holds any of the securities or shares of Common Stock disclosed in this Statement.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on 1,872,761 shares of Common Stock reported by the Company as outstanding as of November 9, 2017 in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 filed with the Securities and Exchange Commission on November 14, 2017 plus 1,000,000 shares of Common Stock issuable upon the conversion of (i) the Convertible Senior Subordinated Loan Notes and the Series A Convertible Preferred Stock into Series B Convertible Preferred Stock and (ii) the Series B Convertible Preferred Stock into shares of Common Stock.

Palm Management (US) LLC, as the investment manager of Palm Global, and Mr. Palmer, as a principal of Palm Management (US) LLC, may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by Palm Global. Mr. Palmer as the member of PAD, may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by PAD. Palm Management (US) LLC and Mr. Palmer expressly disclaim such beneficial ownership except to the extent of their pecuniary interest therein.

(b) Each of Palm Global and PAD beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Palm Management (US) LLC, as the investment manager of Palm Global, has the shared power to direct the voting and disposition of the shares of Common Stock held by Palm Global. Mr. Palmer, as a principal of Palm Management (US) LLC, and Mr. Horowitz, as the managing director of Palm Management (US) LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by Palm Global. Mr. Palmer, as the member of PAD, has the shared power to direct the voting and disposition of the shares of Common Stock held by PAD.

(c) On December 28, 2017, Palm Global and PAD, as buyers, entered into a securities purchase agreement with the Company to purchase Convertible Senior Subordinated Secured Loan Notes in the principal amounts of $1,497,000 and $3,493,000, respectively (for an aggregate principal amount of $4,990,000), and 3 and 7 shares of Series A Convertible Preferred Stock of the Company, respectively, at a purchase price of $1,000 per share (for an aggregate purchase price of $3,000 and $7,000, respectively), in a privately negotiated transaction.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 091283200	13D	Page 11 of 12 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 and Item 5(c) above is incorporated herein by reference.

The Reporting Persons have entered into a Joint Filing Agreement, which is filed as Exhibit 99.7 to this Statement.

Item 7. Material to Be Filed as Exhibits.

99.1	Securities Purchase Agreement, dated as of December 28, 2017, by and among Birner Dental Management Services, Inc. and each of the investors set forth on the signature pages thereto (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 2, 2018).

99.2	Security Agreement, dated as of December 28, 2017, by Birner Dental Management Services, Inc., Palm Global Small Cap Master Fund LP, and Palm Active Dental, LLC (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 2, 2018).

99.3	Registration Rights Agreement, dated as of December 28, 2017, by and among Birner Dental Management Services, Inc. and each of the investors set forth on the signature pages thereto (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 2, 2018).

99.4	Form of Convertible Senior Subordinated Secured Loan Note (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 2, 2018).

99.5	Articles of Amendment relating to Series A Convertible Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 2, 2018).

99.6	Articles of Amendment relating to Series B Convertible Preferred Stock (incorporated herein by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 2, 2018).

99.7	Joint Filing Agreement among the Reporting Persons (set forth on the signature page to this Statement and incorporated herein by reference).

CUSIP No. 091283200	13D	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: January 2, 2018

PALM GLOBAL SMALL CAP MASTER FUND LP

/s/ Jason Woody
Jason Woody
Director

PALM ACTIVE DENTAL, LLC,

/s/ Jason Woody
Jason Woody
Secretary

PALM MANAGEMENT (US) LLC

/s/ Jason Woody
Jason Woody
Secretary

BRADLEY C. PALMER /s/ Bradley C. Palmer
Bradley C. Palmer

JOSHUA S. HOROWITZ /s/ Joshua S. Horowitz
Joshua S. Horowitz

BRADLEY M. TIRPAK /s/ Bradley M. Tirpak
Bradley M. Tirpak